

Roger L Heymann cpa · 3rd

Managing General Partner at Knight Rider llc

Rockville, Maryland, United States · **Contact info**

500+ connections

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 N/A

 Pace University - Lubin School of Business

Experience


CPA
N/A · Part-time
Aug 2021 – Present · 2 mos
Palm Beach,FL , Rockville MD


Managing General Partner
Knight Rider llc · Part-time
Mar 2021 – Present · 7 mos
Wellington, Florida, United States

Dressage Horses


Chief Financial Officer
Staysafe Concrete and Products, inc · Part-time
Mar 2021 – Present · 7 mos
Miami-Fort Lauderdale Area

Environmentally unique materials that are able to combat elements such as saline and water.


Certified Public Accountant
Heymann,Suissa,and Stone · Part-time
Jan 2020 – Present · 1 yr 9 mos


Former Stockholder
Heymann,Suissa,and Stone PC CPAs
Jun 1976 – Dec 2019 · 43 yrs 7 mos

Voted top cpas in Washington in 4 out of 5 issues in WashingtonianMagazine over last 10 yeras.

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Education


Pace University - Lubin School of Business
TAXATION MASTERS ROGRAM
1970 – 1971


American University - Kogod School of Business
SBA
1965 – 1969
Activities and Societies: captain chess team,baseball and soccer


American University - Kogod School of Business
Certificate Program in computer programming, automatic data processing
1967 – 1967
Activities and Societies: Additional courses in secondary education leading to license to teach in New York and Maryland

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Licenses & certifications


Certificate Not-For-Profit Entities
AICPA
Issued May 2020 · No Expiration Date


Certified Public Accountant...inactive...DC and New York
DC and New York
Issued Sep 1977 · No Expiration Date


Certified Accountant Active Maryland
Maryland
Issued May 1977 · Expires Apr 2022
Credential ID 4896

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Volunteer experience


Accountant and involved in founding
Autism Society of America ,and Foundation for Jewish Group Homes


Board Member
Shared Horizons, Inc.


Board Member
Kiwanis club of Bethesda

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Skills & endorsements

Accounting · 85

 Endorsed by Julio Gonzalez and 1 other who is highly skilled at this

Tax · 65

 Endorsed by Julio Gonzalez and 3 others who are highly skilled at this

Tax Preparation · 52

 Endorsed by Julio Gonzalez and 1 other who is highly skilled at this

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Recommendations

Received (2)   Given (1)


Larry Silverberg
President at Silverberg
Electric Co., Inc. and
Owner, Silverberg Electric
March 6, 2013, Larry was a
client of Roger L'S


Bob Quinn
Financial Advisor/Disability
Income Specialist
November 5, 2008, Bob
worked with Roger L but at
different companies

I have worked with Roger in his capacity as the CPA for a mutual
client and found him extremely knowledgeable and he has a high
degree of due diligence when working on behalf of his clients.
Additionally, I have had the pleasure of working with Roger in
putting together a charity golf tournament and with ... See more

Accomplishments

2 **Languages**
English · SPANISH   ⌄

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